Richard M. Cutshall

Tel 312.476.5121

Fax 312.899.0449

cutshallr@gtlaw.com

ALBANY
AMSTERDAM
ATLANTA
AUSTIN
BERLIN**
BOSTON
BRUSSELS**
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LONDON*
LOS ANGELES
MIAMI
MILAN**
NEW JERSEY
NEW YORK
ORANGE COUNTY
ORLANDO
PALM BEACH
COUNTY
PHILADELPHIA
PHOENIX
ROME**
SACRAMENTO
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
TALLAHASSEE
TAMPA
TOKYO**
TYSONS CORNER
WASHINGTON, D.C.
WHITE PLAINS
ZURICH**

*OPERATES AS GREENBERG TRAURIG MAHER LLP
**STRATEGIC ALLIANCE

May 19, 2010

VIA EDGAR

Mrs. Patricia P. Williams

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Pre-Effective Amendment No. 2 (“PEA No. 2”) to IronBridge Funds, Inc.’s Registration Statement on Form N-14 (Registration No. 333-165976)

Dear Mrs. Williams:

This letter responds to the staff comments related to IronBridge Funds, Inc.’s (the “Registrant”) Registration Statement on Form N-14 (the “Initial Filing”), as discussed in the telephone calls you had with me on May 5, 2010 and May 13, 2010.  Please note that the Registrant’s PEA No. 2 will be filed through EDGAR, and that filing will reflect changes in response to your comments to the Registrant’s Initial Filing.

The purpose of this letter is to confirm the changes made by the Registrant to comply with each of the comments provided by you.  To simplify your review, I have listed each of the comments provided by you in a table set forth below.  Next to each item listed, I have set forth the Registrant’s response.  You will note that in each instance the Registrant has complied with the comment.  All other changes contained in this filing are made in connection with finalizing the “open” or “to be completed” items contained within the Initial Filing, or to make other non-material edits.

                In addition to the comments that are reflected in the table below, we also discussed the incorporation by reference of (a) the Registrant’s previously filed registration statement on Form N-1A (the “N-1A Filing”) and (b) certain of Frontegra Funds, Inc.’s (“Frontegra”) previous filings (the “Frontegra Filings”).  As we discussed, this letter hereby confirms that the N-1A Filing, which is not yet effective, was not incorporated by reference into the Initial Filing and will not be incorporated by reference into PEA No. 2.  In further follow-up to our conversation on May 13, 2010, since the proxy materials will be mailed to shareholders of Frontegra more than 20 business days prior to the date of the shareholder meeting, pursuant to General Instructions F and G to Form N-14, no additional documents will be included with the proxy statement/prospectus mailed by Frontegra after PEA No. 2 is declared effective.  However, if the Frontegra Filings are required, either by the U.S. securities laws, the rules

GREENBERG TRAURIG, LLP  •  ATTORNEYS AT LAW  •  WWW.GTLAW.COM

77 West Wacker Drive, Suite 3100  •  Chicago, Illinois  •  Tel 312.456.8400  •  Fax 312.456.8435

CHI 59,646,407v1

thereunder or Form N-14, to accompany any SAI required to be delivered to shareholders in hard copy form, any required Frontegra Filings will accompany such mailing.

Based upon our conversation on May 13, 2010, the Registrant is hereby requesting an accelerated review and declaration of effectiveness of PEA No. 2 on or before May 24, 2010.

Staff Comment		Response
Cover Page
1	Remove the request for declaration of effectiveness by May 10, 2010 from the cover page of the Initial Filing	Removed via pre-effective amendment no. 1
Initial Filing, Part A
2	In the paragraph immediately preceding the heading “Information about ICM”, provide the compensation received by FAM separately for each of the Small Cap Fund and the SMID Fund	Provided
3

In the “Comparison of the New Advisory Agreement and Prior Agreement - Payment of Expenses” section, revise the disclosure to highlight any differences between the expenses paid under the Agreement versus the New Advisory Agreement

Revised
4

In the “Frontegra Board Approval and Recommendation - Small Cap Fund - Investment Performance of the Small Cap Fund” section, indicate the result of the comparison discussed in the second-to-last sentence of that section

Indicated
5	The comment recited directly above applies equally to the corresponding section of the SMID Fund discussion, provide the corresponding information	Provided
6	In the paragraph immediately preceding the “Frontegra Board of Directors Considerations Regarding the Reorganization” heading, clarify that no “unfair burden” will be imposed	Clarified

7

In the fees and expenses tables in the “IronBridge Funds - Portfolio Fees and Expenses” section, provide a column disclosing the fees and expenses for each target fund, each acquiring fund and the pro forma fees and expenses of each successor fund

Provided
8

In and following the Annual Fund Operating Expenses table for the New Small Cap Fund, remove the footnote, and related footnote reference, regarding to the fee waiver, since it is not applicable; however, this information may be moved to the narrative discussion of the New Small Cap Fund’s expenses

Removed
9	In the “Federal Income Tax Consequences” section, disclose that the target funds’ capital loss carryforwards may be limited due to the Reorganization if such limitation would be material	Omitted - such limitation would not be material
10	In the “Capitalization” section, disclose the actual date rather than stating “as of the Record Date”	Disclosed
11	Move the Expense Example so that it immediately follows the fees and expenses tables in the “IronBridge Funds - Portfolio Fees and Expenses” section	Moved
Initial Filing, Appendix D
12	Revise the disclosure in the introductory paragraph to indicate that the target funds will be the accounting survivors, if such revision is true	Revised

I believe this fully responds to the staff comments that you provided.  We will be happy to address promptly any further questions that you may have regarding this filing.

In connection with the PEA filings, we note the following on behalf of the Fund and the Trust:  (1) The Fund and Trust are each responsible for the accuracy and adequacy of the disclosures in their respective filing: (2) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filings; and (3) The Fund and the Trust may not assert staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission under the federal securities laws of the United States.  In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of the Fund’s and Trust’s filings or in response to staff comments on the Fund’s and Trust’s filings.

Questions concerning these materials may be directed to the undersigned at (312) 476-5121 or to my colleague Arthur Don at (312) 456-8438.

Best regards,

/s/ Richard M. Cutshall
Richard M. Cutshall
Corporate Associate